April 27, 2006

Mail Stop 4561

Sheldon Silverman
Chief Executive Officer
WorldTradeShow.com, Inc.
9449 Balboa Avenue, Suite 114
San Diego, CA 92123

	Re:	WorldTradeShow.com, Inc.
      Amendment nos. 1, 2, 3 and 4 to  Form 10-SB
      Filed April 5, 6, and 11, 2006
      File no. 0-51126

Dear Mr. Silverman:

      We have reviewed your amendments and have the following comments.

Business
Employees and Employee Agreements
1. Please see our prior comment 8. Please update this section to 2006 and clarify the terms of the extensions of the consulting agreements.

Item 2. Management`s Discussion and Analysis of Plan of Operation
Summary of Selected Financial Information
2. We note that you refer to January 31, 2005 as the nine-month period in the caption even though your discussion refers to the nine-month period ended January 31, 2006. Please revise.

Plan of Operation
3. See your response to prior comment 5. Disclose that you have no written agreements for loans or financing from management.

Results of Operations
4. We further note that you present the results of operations for the period ended January 31, 2006 and its comparable period ended January
31, 2005, while your caption describes the periods as January 31, 2005 and January 31, 2004, respectively. Please revise.
5. Please explain what is meant by the sentence, "Overall the Company has minted its expenses to a minimum."

Executive Compensation
6. Your next amendment should include disclosure for the fiscal year ended April 30, 2006. We note that your Option Grant Table is as of
April 30, 2003. With respect to Summary Compensation Table, please add a footnote explaining the components of the figures reflected in the "Other Annual Compensation" column.

Exhibits
7. Please see our prior comment 18. Confirm, if true, that all exhibits filed with this and any further amendments are in executed form. You cannot file agreements in "to be executed" form as exhibits.

Financial Statements
Notes to Financial Statements
Note 2 - Summary of Significant Accounting Polices
Revenue Recognition
Prior Comment Number 14
8. As previously requested in our prior comment number 27, tell us who pays the Company commissions and the nature of the arrangements with the entity. Further, explain the Company`s basis in GAAP for recognizing revenue for commissions at the time customers present records of room reservations. In this regard, specifically address all of the revenue recognition requirements in SAB 104 and explain how the presentation of room reservation records by the customer meets all of those requirements. Additionally, explain what you mean when you state that the customer presents records of room reservations. In this regard, to whom are customers presenting room reservation information.

Note 3 - Intangible, long-lived assets and goodwill
Dudesmart.com
Prior Comment Number 15
9. We note that you did not address our prior comment in your response submitted on April 5, 2006. As previously requested, tell us how you considered SFAS 142 in determining whether goodwill was impaired as of April 30, 2005 or October 31, 2005. Refer to paragraphs 19 through 29 for guidance on testing goodwill for impairment. Tell us specifically how you considered that guidance and provide us with your analysis in concluding whether goodwill has been impaired. Further, clarify what you mean in the last statement of your disclosure that "[t]he Company from time to time evaluates the fair value of its goodwill and at this time the company feels fair market value of the goodwill."

Prior Comment Number 16
10. As requested in our prior comment, tell us how you considered the criteria in EITF 98-3 when concluding whether the Dudesman.com transaction was an acquisition of a business or assets. Specifically discuss the guidance outlined in the EITF when discussing your conclusions. Your response should be specific and detailed in nature including references to the paragraphs considered within the EITF when arriving at your conclusions. Clarify what you mean when you state that the "Company did not need to consider this transaction with any kind of control relationship..."

Business.com.vn Marketing License Agreement
Prior Comment Number 17
11. We note your response to prior comment number 17 and it appears that the Company is providing marketing services to Business.com.vn.
Considering the Company is providing services to Business.com.vn, explain why you are paying a license fee. In addition tell us how royalties received, pursuant to the terms of this arrangement, are determined. Further tell us how you have considered the provisions of EITF 01-9 as it relates to the payment of a license fee by the Company in return for receiving future royalties.

      You may contact Jason Niethamer at (202) 551-3855 or Thomas
Ferraro, at (202) 551-3225 if you have questions regarding
comments
on the financial statements and related matters.  Please contact
Hugh
Fuller, the examiner on your filing, at (202) 551-3853 or me at
(202)
551-3730 with any other questions.

Sincerely,


      Barbara Jacobs
      Assistant Director